Exhibit 99.1

NEWS RELEASE

Highway Holdings Declares $0.05 Cash Dividend per Share;

Company Sets Dividend Record and Distribution Dates

HONG KONG – April 2, 2024 – Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today announced the Company’s Board of Directors declared a cash dividend of $0.05 per common share. The dividend will be paid on May 3, 2024 to shareholders of record on April 22, 2024.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “This latest distribution continues our track record of consistently building value for investors, regardless of market conditions. We have maintained a solid financial foundation while continuing to support the near and long-term growth opportunities that will propel our company forward. Based on indications from customers and partners across the supply chain, we expect our business will gain added momentum as we move through 2024.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information, visit the Company’s website at www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801